ONE FEDERAL PLACE 1819 FIFTH AVENUE NORTH BIRMINGHAM, AL 35203-2104 205.521.8000 FAX 205.521.8800 WWW.BRADLEYARANT.COM
J. Paul Compton, Jr.
Direct Dial: 205-521-8381
Direct Fax: 205-488-6381
pcompton@bradleyarant.com
August 29, 2008
Mr. Justin Dobbie
Mr. Michael R. Clampitt
Mr. Matthew Komar
Mr. Kevin Vaughn
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:	CapitalSouth Bancorp
Registration Statement on Form S-1, filed June 11, 2008 (File No. 333-151605)
Form 10-K for the Year Ended December 31, 2007, filed March 31, 2008
Form 10-Q for the Period Ended March 31, 2008, filed May 15, 2008
Ladies and Gentlemen:
     We have received the letter of comments of the staff of the Securities and Exchange Commission (the “Commission”) dated July 3, 2008, relating to the Registration Statement on Form S-1 for CapitalSouth Bancorp (“CapitalSouth” or the “Company”) filed with the Commission on June 11, 2008. On behalf of CapitalSouth, we have prepared this letter of response to the comments of the staff and have prepared an Amendment No. 1 to Form S-1 to reflect our responses.
     We are transmitting to you with this letter two clean and marked versions of the Amendment No. 1 to Form S-1. The marked version has been marked appropriately to indicate the changes from the Form S-1 filed with the Commission on June 11, 2008 in response to the comments of the staff or otherwise.
     References to page numbers in this letter of response are to page numbers contained in the marked version of the Amendment No. 1 to Form S-1.
     The following paragraphs set forth the responses to the letter of comments dated July 3, 2008:
Registration Statement on Form S-1
Risk Factors
BIRMINGHAM            CHARLOTTE            HUNTSVILLE            JACKSON            MONTGOMERY            WASHINGTON DC

General

1.	Several of your risk factors make statements that you “can give no assurance” or “no assurance can be provided” that a given event might happen. Revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

We have revised the risk factors to eliminate any language relating to the Company’s inability to provide assurances that a given event may or may not occur.

2.	Please include a risk factor addressing the risks related to the limits on how many shares of common stock an investor may purchase in the offering as discussed on pages 27-28. Please also disclose whether the same limitations will apply to the standby purchasers.

Subsequent to the initial filing of the CapitalSouth Registration Statement on Form S-1, the Company made the determination that limitations on the number of shares of common stock an investor could purchase in the offering were unnecessary. We have added clarifying language that investors who would, upon consummation of such investor’s subscription, own more than 9.9% of the Company’s outstanding common stock will be required to obtain prior approval from applicable state and federal regulatory authorities.

3.	Noting your disclosure on page v regarding the participation of the company’s directors in the offering, please revise to disclose the current subscription intentions of such directors, or, in the alternative, include a risk factor discussion of the risk that the directors are not obligated to subscribe for any shares and may not satisfy the expectations described on page v.

We have added a risk factor on page 35 disclosing that the directors are not obligated to subscribe for any shares and may not satisfy the Company’s expectations described in the prospectus. We disclose the anticipated participation levels of the Company’s directors in the rights offering under the heading “Subscriptions by Directors” on page 41 and have added a reference to this disclosure on page 4.

A significant portion of our loan portfolio could become.... page 12

4.	Please revise to quantify and discuss briefly the various categories of loans that comprise the 82% of the company’s loan portfolio that have real estate as a component of collateral. In addition, please provide an evaluation of the level of risk associated with each such loan category.

We have revised the risk factor on page 27 to quantify and discuss the various categories of the Company’s loans that include real estate as a component of collateral. As of June 30, 2008, $168.5 million, or 28.4% of total loans, are Construction and Development loans, $181.9 million, or 30.7% of total loans, are Commercial Real Estate loans and $134.8 million, or 22.7% of total loans, are 1-4 Family Residential loans. Construction and Development loans represent the highest level of risk for the Company due to current market conditions and represent 72% of its nonperforming loans. Other Commercial Real Estate loans have not been as severely impacted by the recent economic downturn. In the Company’s Other Commercial Real Estate portfolio, 55% of the loans cover owner-occupied real estate which has a lower risk element than non-owner occupied. Owner-occupied commercial real estate generally has a lower risk profile since business owners are obligated to repay the debt and, accordingly, the loan is usually not dependent on the liquidation of the collateral as the source of repayment. Currently, Other Commercial Real Estate loans comprise only 12% of the Company’s nonperforming loans. The Company’s 1-4 Family Residential loans have continued to perform well with only moderate increases in delinquencies. Delinquencies of 30 days and over increased from 2.52% as of December 31, 2007 to 4.18% as of March 31, 2008, but dropped back down to 2.02% as of June 30, 2008. 1-4 Family Residential loans past due 30 days or more were only 1.03% of total 1-4 Family Residential loans outstanding as of June 30, 2008. These 1-4 Family Residential loans represent 14% of the Company’s nonperforming loans.

5.	Noting your reference to the “recent real estate market downturn”, please discuss how the downturn has affected the particular markets in which the company operates.

We have revised our disclosure on page 27 to discuss the effects of the residential real estate market downturn on the Company’s markets.

Our decisions regarding credit risk could be inaccurate.... page 12

6.	We note the company’s ratios of nonperforming assets to total assets and allowance for loan losses to nonperforming loans have undergone substantial changes in recent periods. Please identify such ratios as of a recent date, compare them to the corresponding previous period, discuss the factors contributing to the changes and address the risks related thereto. Please also include a discussion of the company’s recent loan loss experience as compared to previous periods.

We have revised the Company’s risk factor on page 28 regarding credit risk to include a tabular presentation of ratios of nonperforming assets to total assets, annualized net charge-offs to average net loans and allowance for loan losses to net loans as of June 30, 2008 and have compared them to the ratios as of December 31, 2007 and June 30, 2007. We have identified the factors contributing to the changes in the ratios between June 30, 2008 and prior periods and included a discussion of the Company’s recent loan loss experience as compared to prior periods.

Regulatory authorities have the authority to impose stringent enforcement.... page 13

7.	Noting the disclosure in your “Recent Developments” section on page 3, please revise this risk factor to address the concerns raised by the Federal Reserve Board and the Alabama State Banking Department related to the company’s high level of nonperforming loans, highlighting the risks related thereto. Please also disclose the date the company was notified of such regulatory concerns as well as the date or period covered by such examination. In the alternative, provide an appropriate cross-reference to such a discussion. Please also update the disclosure in this risk factor and the “Recent Developments” section as of the most recent practicable date and briefly discuss any anticipated enforcement actions that may be taken.

We have updated our “Summary” section on page 19 to disclose the date of the Company’s exit interview with the Federal Reserve Board and the Alabama State Banking Department with respect to the Company’s examination by these agencies. The examination covered periods since the date of the Company’s prior examination through the date field work was completed. We have discussed the regulatory concerns raised in the Company’s exit interview by the Federal Reserve Board and the Alabama State Banking Department including current levels of nonperforming loans. We have provided a cross-reference to this discussion in the Company’s risk factor on page 29 regarding the pending formal enforcement action. As of the date of this letter, we have received notification that the Federal Reserve Board and the Alabama State Banking Department intend to issue a formal enforcement action but we have not received a draft of any such enforcement action. We are not able to state with any certainty the terms of such formal enforcement action, although we have highlighted the operational limitations we believe will be imposed.

Impairment of goodwill or other intangible assets could require.... page 13

8.	Please revise to discuss the goodwill impairment charge recorded by the company in the fourth quarter of 2007, the effects of such charge on net income for 2007 and the risks related to future potential goodwill impairment charges.

Due to the $9.4 million goodwill impairment charge recorded in the second quarter of 2008, the Company no longer has a goodwill balance. We have deleted this risk factor since it is no longer applicable to the Company.

Current economic conditions may require us to raise additional.... page 14

9.	Please revise this risk factor to discuss the company’s ratio of total capital to risk adjusted assets as of recent date as compared to previous periods and the specific factors that contributed to the change in the ratio over such period. Please also expand your discussion to highlight briefly the specific risks related to falling below the “well capitalized” threshold.

We have revised the risk factor on page 30 to discuss both the Company’s and the Bank’s ratios of total capital to risk adjusted assets as of June 30, 2008 as compared to December 31, 2007 and June 30, 2007 and have identified the specific factors which contributed to the changes in the ratios. We have highlighted the risks of the Bank’s current classification as “adequately capitalized,” including the possible issuance of a capital directive, if the Company were to fall into, or be deemed by regulatory authorities to fall into, lower capital categories.

Competition from other financial institutions may adversely.... page 14

10.	The discussion in this risk factor is general in nature and could apply to any regional bank. Please revise to discuss the specific factors that contribute to the competitiveness of the market in which you operate. For example, consider discussing the local competition for deposits and loan originations and the factors that make it challenging for your bank to compete for such business.

We have revised the risk factor on page 31 to discuss some of the factors that contribute to the Company’s ability to compete for market share in the Birmingham, Huntsville and Montgomery, Alabama and Jacksonville, Florida markets. In particular, we noted that the high level of bank consolidation activity in Alabama in recent years has resulted in the formation of numerous new community banks which compete for the same customers.

Our plans for future expansion and bank acquisitions depend.... page 15

11.	Please address, either here or in a separate risk factor, the company’s recent opening of two new full-service banking offices and the risks related to the successful integration of such offices into the company’s operations.

We have revised the risk factor on page 32 to discuss the recent opening of two new full-service banking offices located in Madison, Alabama and Jacksonville, Florida and the risks related to the Company’s integration of these offices into its operations.

The future price of the shares of common stock.... page 16

12.	We note that this risk factor discusses the risks related to price fluctuation and the irrevocable nature of the exercise of a subscription right. Please revise to discuss these distinct risks in separate risk factors. Consider combining the discussion of the risks associated with irrevocability with the related risk factor on page 17 and discussing the company’s termination right as a separate risk factor.

We have revised our disclosure on page 33 to include two risk factors, one discussing the risks related to price fluctuation of the Company’s common stock and one discussing the risks associated with the irrevocable nature of the exercise of a subscription right. We also have discussed the risks associated with the Company’s ability to terminate the rights offering as a separate risk factor on page 34.
Form 10-K for the Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Provision for Loan Losses. page 37
13.	We note you recognized a $3.5 million provision for loan losses in 2007 compared to $621,000 in 2006 and $914,000 in 2005. For the benefit of the reader, please revise your disclosure to bridge the gap of how you determined the 2007 provision was appropriate considering the following:

•	Nonaccrual loans totaled $13.9 million, when the balance for the previous four years never exceeded $1.7 million;

•	Other Real estate owned reached a balance of $3.5 million at December 31, 2007, when the balance for the previous four years never exceeded $508,000.
We have added, under the Summary section on page 12, a brief discussion of the Company’s provision for loan losses, asset quality and nonperforming assets as of December 31, 2007 and June 30, 2008. We have included additional detail in that discussion of the factors involved in the Company’s determination of the adequacy of its provision for loan losses at December 31, 2007.

Asset Quality, page 41

14.	You indicate on page 42 that the ratio of your allowance to non-performing assets exceeded 100% during previous four years. However, at December 31, 2007 this ratio was below 60%. Please revise future exchange act filings as well as your Form S-1 to provide the explanation for this trend and how you considered this trend when determining the allowance for loan losses and the provision for the year ended December 31, 2007.

We have added disclosure on page 14 of our Form S-1 to provide additional explanation for the change in the ratio of the Company’s allowance to non-performing assets at December 31, 2007 as compared to prior periods, and its consideration of the change in such ratio when determining the Company’s allowance for loan losses and its provision for loan losses for the year ended December 31, 2007. As we state in our disclosure, the Company historically had a very low level of nonperforming assets. When conditions in the real estate markets deteriorated and caused large increases in its nonperforming assets, the Company had to make significant additional provisions to its allowance that negatively impacted its ratios.

Nonperforming Assets, page 43

15.	On page 43 you describe the composition of the $13.9 million of nonaccrual loans at December 31, 2007. Please revise future exchange act filings as well as your Form S-1 to more clearly disclose the underlying causes for the increases in these categories that comprise the nonaccrual loan balance at December 31, 2007. Please revise to discuss any underlying trends or concentrations reflected in this significant increase in nonaccrual loans.

We have added disclosure on page 16 of our Form S-1 to provide a discussion of the underlying causes of the increase in the Company’s nonaccrual loans, including disclosure with respect to the increases in each category of loan comprising its nonaccrual loans at December 31, 2007. The Company will include this disclosure in future exchange act filings in which it discusses nonaccrual loans.

16.	You disclose on page 44 that Other Real Estate Owned increased from $508,000 at December 31, 2006 to $3,516,000 at December 31, 2007. Further, your Form 10-Q for the period ended March 31, 2008, discloses a balance of $6,680,134 and transfers to Other Real

Estate Owned of $4,452, 831 during the three month period. In your future filings, please revise the appropriate sections of your document to specifically disclose how you have considered the underlying trends and conditions of the real estate market in your underwriting standards of originating residential loans.

The Company substantially eliminated any new residential speculative construction loans and residential construction and development loans through the implementation of very strict underwriting standards and increased approval requirements in response to a weakening real estate market. Additionally, the Company has been focusing more on its Commercial and Industrial (C&I) production with the latest additions to its production staff coming from experienced C&I lenders. We will include this explanation in future filings by the Company.

Financial Statements

Note (7) Goodwill, page 74

17.	Please tell us and revise your future filings beginning in your Form 10-Q for the period ended June 30, 2008 to disclose the amount of Goodwill and Identifiable Intangible Assets allocated to each of your segments as of each balance sheet date presented.

As of March 31, 2008, $37,707 of the Company’s goodwill was allocated to the corporate and other segment and the remaining $9,608,164 was allocated to the commercial banking segment. As of December 31, 2007, $37,955 of the Company’s goodwill was allocated to the corporate and other segment and the remaining $9,591,887 was allocated to the commercial banking segment. All of the Company’s identifiable intangible assets were allocated to the commercial banking segment as of June 30, 2008, March 31, 2008 and December 31, 2007. The Company recorded a $9.4 million goodwill impairment charge during the second quarter of 2008 and subsequently has no goodwill balance to disclose. We included this disclosure in the Company’s Form 10-Q for the period ended June 30, 2008.

Note (8) Identifiable Intangible Assets, page 74

18.	Please tell us and revise your future filings beginning in your Form l0-Q for the period ended June 30, 2008 to disclose the dates as of which you tested your Identifiable Intangible Assets for impairment under FAS 144. Please tell us whether you performed impairment testing of your Identifiable Intangible Assets as of the same dates you tested your Goodwill. If not please tell us why you did not believe that the indications that triggered your Goodwill impairment testing would not also indicate that an impairment test should be performed on your Identifiable Intangible Assets.

The Company tested its identifiable intangible assets for recoverability as of June 30, 2008. The assets consist of the core deposit intangible and the mortgage servicing right assets booked in connection with the September 2007 acquisition of Monticello Bancshares, Inc. While the Company also tested its goodwill for impairment as of June 30, 2008, the indications that trigger goodwill impairment testing are not necessarily the same as the indications that trigger the testing of the core deposit intangible. A significant decrease in the Company’s stock price and deterioration in the general economy are indications of a possible impairment of goodwill, while higher-than-expected attrition in acquired deposit accounts is an indication of possible impairment of the core deposit intangible. The Company also made a review at year end of the core deposit intangible asset and had simply determined at that time that there was no impairment as the deposits were behaving substantially as modeled by the Company. The Company included this disclosure in its Form 10-Q for the period ended June 30, 2008.
Form 10-Q for the Period Ended March 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Asset Quality, page 12
19.	Your disclosures on page 13 indicate your annualized net loans charged-off increased from 0.09% at December 31, 2007 to 0.49% at March 31, 2008, however the provision for loan losses decreased. Further, it appears that your nonaccrual loans are increasing much more dramatically than your charge-offs for the last two quarters. Please revise future exchange act filings as well as your Form S-1 to provide an explanation for these trends and how you considered the increase in net charge-offs when determining the allowance for loan losses and the provision for the three months ended March 31, 2008.

We have added disclosure on page 15 of our Form S-1 which provides an explanation for why annualized net loans charged-off increased between December 31, 2007 and March 31, 2008 while the Company’s provision for loan losses decreased during the same period. We also have addressed the rapid increase in nonaccrual loans versus the slower pace of charge-offs and the Company’s consideration of these factors when determining its allowance for loan losses and its provision for loans losses, each for the period ended March 31, 2008. We will also address these trends in the discussion of the Company’s determination of allowance for loan losses and provision for loan losses in the Company’s future Exchange Act filings.

20.	On page 14, you state that at March 31, 2008, 94% of the Company’s nonperforming loans were secured by real estate; however, there does not appear to be any discussion of the average loan to value of such loans. Please revise disclosure in future exchange act filings as well as your Form S- 1 to provide the average loan to value of non-performing loans and other loans that are secured by real estate and how you consider such a factor when determining your allowance for loan losses. Revise to quantify the amount of the 94% that are secured by owner-occupied residential mortgages, and discuss the relative riskiness of other types of loans secured by real estate in comparison to owner-occupied residential mortgages.

On page 16 of our Form S-1, we have provided a discussion of nonaccrual loans by type, including information on loan balances, allocation of allowance for loan losses and current estimated value of the real property securing the loans.

Provision for Loan Losses, page 19

21.	On page 19, you state that the increase in the provision from March 31, 2007 reflects the increase in nonperforming assets since December 31, 2007 and the general weakening in the economy. However, this statement does not seem to be relevant to or consistent with the underlying trends as there was an increase in nonperforming assets since December 31, 2007 but a decline in the provision for loan losses from the quarter ended December 31, 2007 to the quarter ended March 31, 2008, Further, it is unclear how this statement is appropriate considering that there was increase in nonperforming assets since December 31, 2007 but a decline in the allowance for loan losses between December 31, 2007 and March 31, 2008. Please revise disclosure in future exchange act filings as well as your Form S-1 to provide a more transparent explanation of the increase in the provision when comparing the three months ended March 2008 to the three months ended March 31, 2007.

We have added disclosure on page 12 of our Form S-1 discussing the decrease in the dollar amount of the Company’s allowance for loan losses as compared to the increase in the Company’s nonperforming assets. While the dollar amount of the allowance declined, the actual allowance as a percentage of outstanding loans increased from 1.43% to 1.44% from December 31, 2007 to March 31, 2008 due to the $10.9 million decline in total loans outstanding. This decline in outstanding loans partially offset the need for additional provision to maintain an adequate reserve on the loans outstanding and the corresponding increased provision needed for further market deterioration.
     If you have any questions or require any further information with respect to the Amendment No. 1 to Form S-1 or any other matters relating thereto, please telephone either the undersigned at the number set forth above, or Laura P. Washburn of this office at 205-521-8370.
Very truly yours,

/s/ J. Paul Compton, Jr.

Enclosures
cc:	W. Dan Puckett Carol W. Marsh Laura P. Washburn, Esq.